SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2024

Or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the transition period from _____________ to _____________

Commission file number 001-31220

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMUNITY TRUST BANCORP, INC.
SAVINGS PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMUNITY TRUST BANCORP, INC.
(Exact name of registrant as specified in its charter)

Kentucky	61-0979818
(State or other jurisdiction of incorporation or organization)	IRS Employer Identification No.

346 North Mayo Trail Pikeville, Kentucky (address of principal executive offices)	41501 (Zip Code)

(606) 432-1414
(Registrant's telephone number)

Community Trust Bancorp, Inc.
Savings Plan

Report of Independent Registered Public Accounting Firm
To the Plan Administrator, Plan Participants and
Community Trust Bancorp Inc. Audit Committee
Community Trust Bancorp, Inc. Savings Plan
Pikeville, Kentucky
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Community Trust Bancorp, Inc. Savings Plan (the “Plan”) as of December 31, 2024, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2024, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.
We have served as the Plan’s auditor since 2025.
Grand Rapids, Michigan
June 27, 2025

Report of Independent Registered Public Accounting Firm

Plan Administrator, Plan Participants and Audit Committee
Community Trust Bancorp, Inc. Savings Plan
Pikeville, Kentucky

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Community Trust Bancorp, Inc. Savings Plan (the Plan) as of December 31, 2023, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Forvis Mazars, LLP

We served as the Plan’s auditor from 2006 to 2024.

Louisville, Kentucky
June 27, 2024

Community Trust Bancorp, Inc.
Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2024 and 2023

	2024	2023
Assets
Cash	$24,674	$68

Investments at fair value:
Community Trust Bancorp, Inc. common stock	16,150,499	16,101,269
Mutual funds	62,458,076	54,753,188
Money market funds	5,595,086	6,425,451
Total investments	84,203,661	77,279,908

Receivables:
Contributions receivable	-	144,550
Accrued interest and dividends	143,744	169,824
Total receivables	143,744	314,374

Total assets	84,372,079	77,594,350

Liabilities
Excess contributions payable	88,171	81,008

Net assets available for benefits	$84,283,908	$77,513,342

See notes to financial statements.

Community Trust Bancorp, Inc.
Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2024 and 2023

	2024	2023
Additions:
Contributions:
Participants	$3,184,468	$3,105,314
Employer	1,324,031	1,292,848
Rollovers	163,184	174,083
Total contributions	4,671,683	4,572,245

Investment income:
Net appreciation in fair value of investments	10,376,044	7,303,539
Interest and dividends	2,978,461	2,319,437
Total investment income	13,354,505	9,622,976

Deductions:
Benefits paid to participants	(11,255,622)	(5,269,705)

Increase in net assets available for benefits	6,770,566	8,925,516

Net assets available for benefits:
Beginning of year	77,513,342	68,587,826

End of year	$84,283,908	$77,513,342

See notes to financial statements.

Community Trust Bancorp, Inc.
Savings Plan

Notes to Financial Statements

As of December 31, 2024 and 2023
and For the Years Ended December 31, 2024 and 2023

1.  Description of Plan

The following description of the Community Trust Bancorp, Inc. Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document and Summary 401(k) Plan Description for more complete information, which are available from the Plan Administrator.

General

The Plan is a defined contribution plan covering substantially all employees of Community Trust Bancorp, Inc. (“CTBI”) and all participating subsidiaries, which include Community Trust Bank, Inc. and Community Trust and Investment Company (“CTIC”).  CTIC served as trustee of the Plan for the years ended December 31, 2024 and 2023. Matrix Trust Company and CTIC served as custodians of the Plan for the years ended December 31, 2024 and 2023.  The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

An employee becomes eligible to participate through salary deferral on the entry date following the completion of 90 days of service and attainment of age twenty-one.

An employee becomes eligible for the employer match on the entry date following the attainment of age twenty-one and completion of twelve consecutive months of employment in which the employee has at least 1,000 hours of service.

Contributions

A participant may elect to make voluntary contributions, through payroll deductions, to the Plan as deferred compensation contributions.  For 2024 and 2023, the maximum limit on deferral contributions was $23,000 and $22,500, respectively.  Participant’s age 50 and over may also make catch-up contributions up to a limit of $7,500 for 2024 and 2023.  During 2024 and 2023, CTBI made matching contributions per payroll period equal to 50% of the first 8% of each participant’s deferred compensation contributions, not to exceed 4% of such participant’s compensation.

Participant Accounts

Each participant’s account is credited with employer discretionary contributions if any, employee deferred compensation contributions, and the related employer matching contribution.  Earnings or losses on the investments are allocated in proportion to the participant’s interest therein.

Each participant is entitled to exercise voting rights attributable to the shares of CTBI common stock allocated to the participant’s account.  The Retirement and Employee Benefits Committee is not permitted to vote any share for a participant.  The trustee votes shares for which a participant has given no instructions per the direction of the Plan Administrator.

Participant Investment Account Options

The Plan provides for the establishment of a variety of investment funds and a CTBI common stock fund.  These investment funds and CTBI common stock are participant directed. Participants may transfer account balances between funds, subject to certain limitations.  CTBI has the sole discretion to determine or change the number and nature of investment funds.

Vesting

Participants are immediately vested in their voluntary contributions plus earnings thereon.  Vesting in CTBI’s contribution portion of their accounts is 100% in cases of normal retirement at age sixty-five, death or total disability.  If a participant’s employment ceases for any other reason, the full value of his account is payable to him if he has completed at least 1,000 hours or more of vesting service for three plan years.  Forfeited nonvested accounts are allocated to the accounts of participants who received an allocation of matching contributions in such plan year and who are employed on the last day of that plan year and is based on compensation.

Payment of Benefits

Distributions are permitted due to retirement, termination of employment, in service request at age 60+, or death and may be made either in a lump sum payment (including CTBI common stock if elected) or payments in cash or CTBI common stock made in equal annual installments over a period of 5 years.  Lump sum distributions are also permitted due to approved/allowable hardships, and disability.

Forfeited Accounts and Excess Contributions

At December 31, 2024 and 2023, forfeited nonvested accounts totaled $34,880 and $14,384, respectively. These accounts will be reallocated to participants in the same manner as employer contributions.  Contributions made to the Plan are returned to participants when the Plan fails certain non-discrimination testing. Excess contributions payable, adjusted for earnings, were $88,171 and $81,008 as of December 31, 2024 and 2023, respectively.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments and Income Recognition

Investments are reported at fair value.  Common stock and mutual funds are valued at the closing price reported on the active market on which the individual securities are traded.  Dividend income is recorded on the ex-dividend date.  Purchases and sales of securities are recognized on the trade date basis.  Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Contributions Receivable Policy

Participant contributions and any related employer matching contributions are recognized in the period during which the Company makes the respective payroll deduction from the participant’s compensation.  Non-elective/Profit sharing contributions are recorded in the relevant period in accordance with the terms in the Plan document.

Use of Estimates and Risk and Uncertainties

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

The Plan invests in various mutual funds and CTBI common stock.  Investment securities, in general, are exposed to various risks, such as interest rates, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.  As of December 31, 2024 and 2023, approximately 19.16% and 20.77% of the Plan’s net assets available for benefits were invested in CTBI stock, respectively.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan’s Sponsor as provided in the Plan document.

Payment of Benefits

Distributions to participants are recorded by the Plan when payments are made.

Subsequent Events

Subsequent events have been reviewed through June 27, 2025, which is the date the financial statements were issued.  Effective January 1, 2025, per an amendment signed on November 29, 2024, the Plan adopted a Safe Harbor match of 100% on the first three percent of deferred salary plus 50% on the next two percent of deferred salary.

3.  Federal Income Tax Status

At December 31, 2024, the Plan operates under a non-standardized adoption agreement in connection with a defined contribution pre-approved plan document sponsored by Community Trust and Investment Company. This plan document has been filed with the appropriate agency and received an IRS opinion letter dated June 30, 2020. The Plan has not obtained or requested a separate determination letter for the pre-approved plan. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

4.  Plan Termination

Although it has not expressed any intent to do so, CTBI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination, participants will become fully vested in their accounts.

5.  Exempt Party-In-Interest and Related Party Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, any employer whose employees are covered by the Plan, and certain others.  All amounts contributed to the Plan are received by CTIC as trustee and forwarded to the Custodian.  Professional fees for the plan’s administration audit, investment management, and trustee services are paid by CTBI.  During the years ended December 31, 2024 and 2023, the Plan received dividend income of $654,487 and $642,502, respectively.  Additionally, the Plan acquired assets net of income earned totaling $923,582 and disposed of assets totaling $4,617,333 during 2024 compared to net acquired assets totaling $1,480,344 and disposed of assets totaling $1,296,310 in 2023.

The Plan held the following party-in-interest investments (at fair value) at December 31:

	2024	2023
CTBI common stock (in dollars)	$16,150,499	$16,101,269

Shares outstanding (in shares)	304,554	367,106

6.  Terminated Participants

Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan.  Amounts distributed to these participants after December 31, 2024 and 2023 were $21,756 and $13,334 respectively.

7. Fair Value of Plan Assets

ASC Topic 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.  In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability.  In support of this principle, ASC Topic 820 specifies a fair value hierarchy that prioritizes the information used to develop those assumptions.  There have been no significant changes in the valuation techniques during the year ended December 31, 2024.  The Plan had no liabilities measured at fair value on a recurring basis.  In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis.  The fair value hierarchy is as follows:

Level 1 Inputs – Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date.

Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets and liabilities in active markets, quoted prices in inactive markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 Inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

Following are descriptions of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include CTBI common stock, mutual funds, and money market funds.  Shares of mutual funds are valued at quoted market prices.  The fair values of CTBI common stock are derived from the closing price reported on the NASDAQ Stock Exchange.

The following tables present the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the ASC Topic 820, fair value hierarchy in which the fair value measurements fall at December 31, 2024 and December 31, 2023:

		Fair Value Measurements as of December 31, 2024 Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

CTBI common stock	$16,150,499	$16,150,499	$-	$-
Mutual funds	62,458,076	62,458,076	-	-
Money market funds	5,595,086	5,595,086	-	-
	$84,203,661	$84,203,661	$-	$-

		Fair Value Measurements as of December 31, 2023 Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

CTBI common stock	$16,101,269	$16,101,269	$-	$-
Mutual funds	54,753,188	54,753,188	-	-
Money market funds	6,425,451	6,425,451	-	-
	$77,279,908	$77,279,908	$-	$-

SUPPLEMENTAL SCHEDULE
Community Trust Bancorp, Inc.
Savings Plan
Form 5500, Schedule H, Part IV, Line 4i
EIN 61-0979818, Plan #006
Schedule of Assets (Held at Year-End)
December 31, 2024

(a) (b)	(c)	(d)	(e)
Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
Mutual Funds
American Funds	American Balanced R6	**	$963,371

American Funds	New World R6	**	56,807

Dodge & Cox	Income Fund	**	4,121,880

Dodge & Cox	Stock Fund	**	6,597,957

Federated	Hermes MDT Small Cap Core R6	**	1,857,999

Goldman Sachs	Short Duration Bond R6	**	1,613,015

MFS	Mid Cap Value R6	**	4,676,754

Nuveen	International Equity Index Fund R6	**	3,358,037

Vanguard	500 Index Fund Admiral	**	20,367,656

Vanguard	Growth Index Admiral	**	5,713,037

Vanguard	Mid-Cap Growth Index Admiral	**	3,640,216

Vanguard	Small Cap Growth Index Admiral	**	2,672,910

Vanguard	Target Retirement 2020 Fund	**	33,539

Vanguard	Target Retirement 2025 Fund	**	929,262

Vanguard	Target Retirement 2030 Fund	**	1,378,858

Vanguard	Target Retirement 2035 Fund	**	1,195,296

Vanguard	Target Retirement 2040 Fund	**	732,824

Vanguard	Target Retirement 2045 Fund	**	388,342

Vanguard	Target Retirement 2050 Fund	**	808,377

Vanguard	Target Retirement 2055 Fund	**	569,205

Vanguard	Target Retirement 2060 Fund	**	116,302

Vanguard	Target Retirement 2065 Fund	**	88,390

Vanguard	Target Retirement 2070 Fund	**	58,994

Vanguard	Target Retirement Income Fund	**	423,898

WCM	Focused International Growth Instl	**	95,150

			62,458,076
Money Market Funds
Goldman Sachs	Financial Square Government Fund	**	5,595,086

Common Stock
* Community Trust Bancorp, Inc.	Common Stock, 304,554 shares	**	16,150,499

Total Investments		**	$84,203,661

*		Indicates a party-in-interest as defined by ERISA.
**		The cost of participant-directed investments is not required to be disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CTBI has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMMUNITY TRUST BANCORP, INC. SAVINGS PLAN

Date: June 27, 2025	By:	/s/ Mark A. Gooch
Mark A. Gooch
Chairman, President and Chief Executive Officer

/s/ Kevin J. Stumbo
Kevin J. Stumbo
Executive Vice President, Chief Financial Officer and Treasurer

/s/ Joanna Boon
Joanna Boon
Senior Vice President/Director of Human Resources